United States securities and exchange commission logo





                               May 26, 2022

       Jane Fraser
       Chief Executive Officer
       Citigroup Inc.
       388 Greenwich Street
       New York, NY 10013

                                                        Re: Citigroup Inc.
                                                            Form 10-Q for the
Period Ended March 31, 2022
                                                            Filed May 9, 2022
                                                            CORRESP filed May
10, 2022
                                                            File No. 001-09924

       Dear Ms. Fraser:

               We have reviewed your May 10, 2022 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this comment, we may have additional comments.
       Unless noted otherwise, our reference to prior comments are to comments in our May 2, 2022 letter.



       Form 10-Q for the Period Ended March 31, 2022

       Country Risk
       Russia, page 67

   1. We note your response to comment 1 from our letter dated May 2, 2022 and your added disclosures in the 10-Q
for the period ended March 31, 2022. On page 68 you state that,
                                                        "In addition, Citi is
exposed to a currency translation adjustment (CTA) loss of
                                                        approximately $1.0
billion related to Russia in the event of a loss of control or substantial liquidation of AO
Citibank." Please tell us, and revise your future filings to disclose how this exposure/risk is
reflected in your total Russia exposure in the table on page 67. For
 Jane Fraser
Citigroup Inc.
May 26, 2022
Page 2
         example, consider adding a footnote to the table that highlights the $1.0 billion exposure, states whether it is reflected in the table, and references the 'Deconsolidation Risk' section on page 69 for additional information.
      Please direct any questions to Dave Irving at (202) 551-3321 or Michelle Miller at (202)
551-3368.



FirstName LastNameJane Fraser                                   Sincerely,
Comapany NameCitigroup Inc.
                                                                Division of
Corporation Finance
May 26, 2022 Page 2                                             Office of
Finance
FirstName LastName